Mail Stop 4561

April 17, 2008

Allen Ronald DeSerranno
President
Mobiform Software, Inc.
1255 N. Vantage Pt. Dr., Suite A
Crystal River, FL 34429

>   **Re: Mobiform Software, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 9, 2008**
>   **File No. 333-150158**

Dear Mr. DeSerranno:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, Rule 8-02 of Regulation S-X, which applies to registration statements on Form S-1 filed by smaller reporting companies after February 4, 2008, requires that you include an audited balance sheet as of the end of each of the most recent <u>two</u> fiscal years along with audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. If you have questions or comments, please contact Michael

Allen Ronald DeSerranno
Mobiform Software, Inc.
April 17, 2008
Page 2

F. Johnson at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 688-7273</u>
      Gerald A. Adler, Esq.
      Guzov Ofsink, LLC
      Telephone: (212) 371-8008